Confidential Treatment Requested by Cyprium Holdings Limited

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas New York,

New York 10019-6064

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue and Evan Ewing
Division of Corporation Finance
Office of Manufacturing

Re:	Cyprium Holdings Limited
Draft Registration Statement on Form 10
CIK No. 0002078008

Dear Ms. Donahue and Mr. Ewing:

On behalf of Cyprium Holdings Limited, a Jersey corporation (the “Company” or “EDS”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s ordinary shares (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on August 15, 2025.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated September 10, 2025 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided is a courtesy copy of Amendment No. 1, marked to show changes from the initial confidential submission of the Registration Statement on August 15, 2025. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

The Company respectfully submits the following as its responses to the Staff:

Draft Registration Statement on Form 10-12B submitted August 15, 2025

Financial Statements

Note 19. Segment Information and Revenue

Payments to Customers, page F-42

1.

We note your disclosure which indicates you periodically make certain payments to customers in conjunction with ongoing business and that these payments are generally recognized as a reduction of revenue at the time of the commitment to make the payments. Please expand your disclosure to more clearly explain the nature and business purpose of these payments to customers and also disclose the amount of such payments for every period presented, to the extent material.

Confidential Treatment Requested by Cyprium Holdings Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 30, 2025

The Company acknowledges the Staff’s comment. It is common in the automotive supply industry for Original Equipment Manufacturer (“OEM”) customers to seek to receive upfront cash payments from their suppliers in exchange for the award of long-term supply arrangements. In certain instances, the Company makes such one-time, upfront payments to its customers in connection with the award of new business to us, which become payable upon the award of business by the OEM. These business awards are often made multiple periods in advance of the start of production and the related receipt of customer purchase orders by the Company, and the customer has the right to terminate these awards at their convenience prior to the start of production.

As part of its agreement to make an upfront payment to a customer, in certain arrangements the Company negotiates a contractual volume guarantee from the customer, which allows the Company to recover all or a portion of the upfront payment made in the event that the volumes ultimately purchased by the customer associated with the awarded program fall below a defined threshold. For payments that are offered and made pursuant to an agreement that includes such a guaranteed volume clause, the Company records the amounts paid as an asset as it has a contractual right to reimbursement from the OEM of the upfront payment. The asset is amortized over the life of the related product program with a corresponding reduction to revenue on a basis consistent with the Company’s transfer of the contractual sales volumes to the customer in each period.

For upfront payments made to customers pursuant to agreements that do not contain such a contractual volume guarantee, as the Company has no further contractual right to the funds, we record the payment as a reduction to revenue at the time of the commitment to make the payment. The amount of such payments for the years ended December 31, 2024, 2023 and 2022 was approximately $5 million, $1 million and $2 million, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of Amendment No. 1.

General

2.

We note that you have applied for written confirmations from the Swiss Federal Tax Administration and from the tax administration of the Canton Schaffhausen related to tax consequences. Please disclose whether the spin-off is contingent upon receipt of those confirmations.

In response to the Staff’s comment, the Company has revised the disclosure on pages vii and 107 of Amendment No. 1.

3.	Please provide the information required by Item 702 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

* * *

Confidential Treatment Requested by Cyprium Holdings Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

September 30, 2025

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3445 or ckaoutzanis@paulweiss.com, Varun Laroyia at varun.laroyia@aptiv.com or Katherine H. Ramundo at kate.ramundo@aptiv.com.

Sincerely,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Varun Laroyia, Executive Vice President and Chief Financial Officer
Katherine H. Ramundo, Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary
Aptiv PLC
Steven J. Williams
John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP